

June 4, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the YieldMax BRK.B
Option Income Strategy ETF, a series of Tidal Trust II, under the Exchange Act of 1934.

Sincerely,

*Craig A. Mart*

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**